Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REAL ESTATE INC. ANNOUNCES COURT APPROVAL

OF PROPOSED REIT CONVERSION

November 20, 2012, Toronto, Ontario, Canada — Granite Real Estate Inc. (TSX: GRT; NYSE: GRP) (“Granite” or the “Company”) announced today that the Superior Court of Quebec has issued a final order approving the previously announced plan of arrangement under which the Company plans to convert to a real estate investment trust (the “REIT Conversion”). The decision of the Court followed a hearing held today. The Court found that the arrangement is fair and reasonable.

Subject to satisfaction or waiver of certain other closing conditions, Granite expects the REIT Conversion to be completed on or about December 31, 2012.

Persons with questions about the REIT Conversion are encouraged to visit the “REIT Conversion Frequently Asked Questions” section of the Company’s website at www.graniterealestate.com or to contact the Company at ir@graniterealestate.com or (647) 925-7550 for assistance.

ABOUT GRANITE

Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.graniterealestate.com.

www.graniterealestate.com

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding our proposed conversion to a REIT. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the REIT Conversion cannot be predicted with certainty, there can be no assurance at this time that all required or desirable approvals and consents to effect the REIT Conversion will be obtained in a timely manner or at all and there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT Conversion will be realized. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT Conversion; inability of Granite to implement a suitable structure for the REIT Conversion; the inability to obtain all required consents and approvals for the REIT Conversion; the inability to realize the anticipated reduction in cash income taxes payable following the REIT Conversion and the risks set forth in the “Risk Factors” section in the Company’s management information circular/proxy statement with respect to the REIT Conversion and in the Company’s Annual Information Form for 2011, each filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The “Risk Factors” sections also contain information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

www.graniterealestate.com